UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

NAVIOS MARITIME HOLDINGS INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

WARRANTS TO PURCHASE COMMON STOCK

(Title of Class of Securities)

Y62196103

(CUSIP Number of Common Stock Underlying Warrants)

Angeliki Frangou
Navios Maritime Holdings Inc.
85 Akti Miouli Street
Piraeus, Greece 185 38
(011) +30-210-4595000

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Person)

WITH COPY TO:
Kenneth R. Koch, Esq.
Todd E. Mason, Esq.
Mintz, Levin,
Cohn, Ferris,
Glovsky and Popeo, P.C.
666 Third Avenue
New York, New York 10017
(212) 935-3000

CALCULATION OF FILING FEE:

Transaction valuation(1)	Amount of filing fee(1)(2)
$39,161,658	$4,191

(1)	Estimated for purposes of calculating the amount of the filing fee only. An offer, for a period of twenty (20) business days, is made to holders of 49,571,720 Warrants issued by International Shipping Enterprises, Inc., our legal predecessor, in its initial public offering to exercise such Warrants by increasing the shares of common stock to be received upon exercise from one (1) share to 1.16 shares or exchanging 5.25 Warrants for one (1) share of Common Stock. The transaction value is calculated pursuant to Rule 0-11(b)(2) and 0-11(a)(4) using the average of the high and low sales price of the Warrants on December 26, 2006.

(2)	Calculated by multiplying the Transaction valuation by 0.0001070.

Check the box if any part of the fee is offset as provided by Rule 011 Rule 011(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid: $4,191 Form or Registration Number: Schedule TO Filing Party: Navios Maritime Holdings Inc. Date Filed: December 28, 2006

Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

third party tender offer subject to Rule 14d-1.

issuer tender offer subject to Rule 13e-4.

going private transaction subject to Rule 13e-3.

amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of a tender offer:

INTRODUCTORY STATEMENT

This Amendment No. 1 (‘‘Amendment No. 1’’) amends and supplements the Tender Offer Statement on Schedule TO (the ‘‘Schedule TO’’) originally filed by Navios Maritime Holdings Inc., a Marshall Islands corporation (the ‘‘Company’’) on December 28, 2006, pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the ‘‘Exchange Act’’), in connection with its offer (the ‘‘Tender Offer’’) to exercise all of its outstanding publicly traded warrants (the ‘‘Warrants’’), upon the terms and subject to the conditions set forth in the offer to purchase dated December 28, 2006 (the ‘‘Offer to Purchase’’) and in the related Letter of Transmittal, which have been filed as Exhibits (a)(1) and (a)(3) to the Schedule TO, respectively (which, together with any supplements or amendments thereto, collectively constitute the ‘‘Tender Offer Documents’’).

The information in the Tender Offer Documents, including all schedules and annexes thereto, which were previously filed with the Schedule TO, is hereby expressly incorporated herein by reference, except that such information is hereby amended and supplemented to the extent specifically provided herein.

The Tender Offer expired at 5:01 p.m., New York City time, on January 26, 2007.

This Amendment No. 1 is intended to satisfy the reporting requirements of Rule 13e-4(c)(4) under the Exchange Act.

The alphabetical subsections used in the Item responses below correspond to the alphabetical subsections of the applicable items of Regulation M-A promulgated under the Federal securities laws.

Item 1.    SUMMARY TERM SHEET

Item 1 of the Schedule TO is hereby amended and supplemented by adding the following language:

The Tender Offer expired at 5:01 p.m., New York City time, on Friday, January 26, 2007. Based on information provided by Continental Stock Transfer & Trust Company (the ‘‘Depositary’’), 32,140,128 warrants were exercised pursuant to the terms of the Tender Offer, of which 14,237,557 warrants were exercised by payment of the $5.00 exercise price and 17,902,571 warrants were exercised by exchange of warrants. The Company has accepted for exercise all of the warrants validly tendered and not withdrawn. On January 29, 2007, the Company issued a press release announcing the final results of Tender Offer. A copy of this press release is filed as Exhibit (a)(13) to this Amendment No. 1 and is incorporated herein by reference.

Item 4.    TERMS OF THE TRANSACTION

Item 4 of the Schedule TO is hereby amended and supplemented by adding the language set forth above under Item 1. Such language is incorporated herein by reference.

Item 12.    EXHIBITS.

Item 12 of the Schedule TO is hereby amended and supplemented by the addition of the following exhibit: (a)(13) Press Release issued by the Company on January 29, 2007.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NAVIOS MARITIME HOLDINGS INC.

By: /s/ Angeliki Frangou Name: Angeliki Frangou Title: Chairman and Chief Executive Officer

Date: January 29, 2007